UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 6, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

ORANGE

Date: March 6, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange
FY 2013 results



Stéphane Richard, Chairman and CEO

Gervais Pellissier, Deputy CEO and CFO

March 6th, 2014

agenda

1

2013 highlights

Stéphane Richard
Chairman and CEO

FY 2013 performance*

revenues (€bn)

41.0 -4.5%
-2.6% excl. reg.

EBITDA** (€bn)

12.6 -7.5%

as % of revenues
30.9% -1.0pt

CAPEX (€bn)

5.6 -2.0%

as % of revenues
13.7% +0.4pt

operating cash flow (€bn)

7.0 -11.4%

net income Group share (€bn)

1.9 x2.3

* yoy evolution in comparable basis

** in this presentation, EBITDA always refers to "restated" EBITDA unless specified

2013 targets achieved …

2013
OpCF ≥ €7bn

net debt / EBITDA*
around 2.2x**
end of 2013

2013
dividend ≥ 0.80€

selective portfolio
review

* calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV

** excluding tax litigation

operating cash flow guidance achieved

€ 7,019m

2013
Operating
Cash Flow
of at least

€ 7 bn

Operating Cash flow = restated EBITDA-Capex

balance sheet strength preserved

2013
net debt / EBITDA*
around

2.2x


2.17x
2.37x
2.21x
2012
2013
actuals
2013
excluding tax
litigation

* excluding 2005 tax litigation

dividend policy adapted to cash generation

2013
dividend ≥ | €0.80

€0.30 interim paid on December 11, 2013
balance of €0.50* to be paid in June

* subject to the Annual General Meeting of Shareholders approval; ex-date June 2nd, record date June 4th, payment date June 5th

portfolio review focused on existing footprint, while respecting leverage ratio guidance

selective portfolio review

signings in 2013:

- \+ acquisition of remaining 51% of Dailymotion
- – disposal of Orange Austria
- – disposal of Etrali
- – disposal of Sonaecom
- – disposal of Orange Dominicana
- – disposal of Wirtualna Polska
- – disposal of Arkadin


related cash impact*
in €m
–1,000
13
2013
2014

… thanks to 4 levers

agile marketing segmentation driving commercial momentum

modernization and digitalization of the company

sustained level of investments

strong employee engagement

accelerating commercial momentum in mobile with 4G take off confirmed

mobile contract net adds
(excl. M2M, in thousands)


France
Spain
Poland
+558
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2012
2013


4G
Sosh
24
nju.

1m 4G customers at the end of 2013
best year since 2009 in contract net adds (+699k FY13 / +316 Q4'13)
63% of gross adds in Q4 on premium offers (+8pts yoy)

+10% yoy mobile contract base growth
+1.8 pts* in contract market share in 2013 (#2 in residential)
> 500k 4G customers, leading 4G market (>100k monthly run rate)

+169k contract net adds in Q4, highest result since 2009
nju.mobile brand success underscored by 353k clients

+5.6% yoy mobile contract base growth and
2m 4G customers, one of the fastest adoption rates in the world

~9m Orange Money customers (x1.6 yoy)
+5.7% customer growth in Rest of the World
>100m** mobile customers in Africa & Middle East at the end of 2013

* CNMC Q3 13 report
** including 100% of customers in affiliates consolidated under equity method

fixed broadband dynamism sustained by convergence and network investments

broadband net adds
(in thousands)



+156
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

convergent base
(in thousands)

as % of BB customers



4,841
12%
67%
34%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2012
2013
France
Spain
Poland

319k FTTH customers end of 2013 (x1.8 yoy; Q4 at +17% vs Q3)
3.4m Open customers
38%* VHBB conquest share over 2013

#2 in volume BB market share since Q3 2013 (+1.3 pts** yoy)
+21% yoy broadband base growth
highest ever ADSL net adds (+98k) in Q4

286k Open customers (x9 yoy)
58% of new Open customers buy an additional fixed or mobile service
PSTN lines loss reducing (-345k in 2013 vs. -590k in 2012)

* company estimates ** CNMC Q3 13 report

accelerating the modernization of the company to mitigate revenue pressure

yoy change in Group Opex base
(in €m)


-37
-182
-219
-129
-312
-441
-197
-421
-617
-346
-583
-929
initial target
> €600m
Q1 13
H1 13
9m 13
FY 13
indirect costs
direct costs

revenue decline offset by opex savings
(in % of revenue decline)


Group
France
17%
-3%
23%
8%
57%
48%
2011
2012
2013

86% share of France in total FY 2013 Opex reduction

increased CAPEX on 4G and FTTH to support future growth

investment in very high speed networks x2 yoy

(CAPEX evolution over 2013, in €m)



xx% CAPEX as % of revenues
5,744
+233
+98
-444
5,631
4G
FTTH
VDSL
mutualisation, rationalization & phasing out
13.4%
13.7%
2012cb
2013

end of 2013	CAPEX evolution (in % yoy)
> 4,200 4G sites, covering 50% of population 2.6m FTTH homes connectable 5m VDSL-ready lines > €0.5bn CAPEX dedicated to VHBB	+4.5%
> 1,600 4G sites, covering 30% of population ramp up of FTTH in partnership with Vodafone (800k homes connectable by end of Q1 14)	+18.8%
completion of memorandum with UKE 8,200 sites shared with T-Mobile of which 877 4G sites covering 16% of population 2.9m VDSL-ready lines	-18.2%
3G in 17 countries out of 21 Africa & Middle East countries 4G already launched in several countries, including Luxembourg, Moldova and Romania	-6.0%

strong employee engagement facilitating the modernization of the company

ongoing improvement in French employee satisfaction


79%
84%
88%
90%
92%
Jun-10
Jun-11
Jun-12
Jun-13
Dec-13

% of Orange employees who declared that their working environment was at least as good as in other companies

top employer awards received in 2013

France
Spain
Poland
UK (OBS)
Belgium
Romania
Slovakia

Senegal
Ivory Coast
Uganda
Mali
Egypt (OBS)

2

2013 financial and business performance

Gervais Pellissier
Deputy CEO and CFO

2.1

2013 Group financial performance

FY 2013 performance

in €m	Q4 13 actual	var. cb	FY 13 actual	var. cb	key points
revenues	10,216	-5.1%	40,981	-4.5%	▪ >40% of revenue decrease (-€1,9bn vs. 2012) is due to regulation ▪ 236m customers, +3.8m in Q4, with momentum confirmed in France, Spain and Poland
excl. regulation		-3.8%		-2.6%	
restated EBITDA*	2,867	-7.8%	12,649	-7.5%	▪ regulatory impact: -€279m over the year ▪ opex down by €929m, of which €346m come from indirect costs
in % of rev.	28.1%	-0.8pt	30.9%	-1.0pt	
CAPEX	1,882	-10%	5,631	-2.0%	▪ almost €535m FTTH & 4G in France ▪ 50% 4G population coverage and 2.6m FTTH homes connectable (+55% yoy) in France
in % of rev.	18.4%	-1.0pt	13.7%	+0.4pt	
operating cash flow (restated EBITDA* – CAPEX)	984	-3.4%	7,019	-11.4%	▪ consistent with FY guidance

*see slide 45 for EBITDA restatements

€7bn OpCF guidance achieved

Q4 and FY 2013 revenues

slight increase in fourth quarter revenue contraction as mobile retail and convergent offer repricing moves through our customer base

revenues - in €m	Q4 13	%yoy cb	ex.reg	FY 13	% yoy cb	ex.reg
Group	10,216	-5.1%	-3.8%	40,981	-4.5%	-2.6%
France	4,954	-7.0%	-6.2%	20,018	-6.6%	-4.8%
Spain	992	-1.9%	+2.7%	4,052	+0.6%	+4.4%
Poland	755	-9.4%	-4.0%	3,079	-8.6%	-3.9%
Resr of the World	1,971	-1.9%	-0.8%	7,792	-0.5%	+1.3%
European countries	795	-10.9%	-9.2%	3,195	-6.2%	-2.8%
Africa & Middle-East	1,044	+6.1%	+6.6%	4,060	+4.3%	+4.7%
Enterprise	1,658	-4.5%	-4.5%	6,513	-5.3%	-5.3%
IC&SS	428	+3.5%	+3.5%	1,702	+5.2%	+5.2%
elims	-542	-2.8%	-2.8%	-2,175	-1.9%	-1.9%

focus on Q4 revenue trend

France
- drop in mobile services revenues trend
  - ongoing drop in blended ARPU following Q2 repricing
  - increasing importance of Open offers
- slower yoy contribution from national roaming & wholesale
- steady trend in fixed services

Spain
- sharp fall in market prices and business model shift towards SIMO with slowdown in mobile services revenues, offset by growth in handset sales
- strong but slower growth in Fixed (increasing importance of discounted convergent offers)

Poland
- steady underlying trend in Q4 revenue once adjusted for a one-off ICT equipment sale in Q4'12

Rest of the World
- high level of competitive pressure in Belgium with Q4 revenues down by -21% following the launch of new tariffs in the summer
- favorable growth in Romania at +4.9% yoy sustained by mobile data
- strong performance in emerging markets over Q4

OBS
- strong Q4 in Enterprise revenues driven by an increase in non-equipment services revenues

FY 2013 Group EBITDA

reduction of direct and indirect costs mitigating ~50% of revenue pressure

change in EBITDA*
in €m



-1.0pt
31.8%
13,670
-1,949
+449
+232
+107
+140
30.9%
12,649
FY 12 cb
revenues
interco costs
commercial & content costs
labour opex
IT&N, property, G&A & other
FY 13
-€1,500m o/w -€279m regulatory effects

- overall Opex down by €929m to €28,332m (-3.2%)
- regulatory pressure still weighing on profitability (~27% of EBITDA drop)
- direct costs down by €583m to €10,249m (-5.4%)
  - commercial costs down €116m while handset sales up €211m
- indirect costs down by €346m to €18,083m (-1.9%)
  - savings in IT&N, property, G&A & other costs

* see slide 45 for EBITDA restatements

FY and H2 2013 EBITDA evolution by segment

stable trend at the Group level with Opex savings offsetting revenue pressures

restated EBITDA - in €m	H2 13 actual	var. cb	FY 13 actual	var. cb
Group	6,232	-7.4%	12,649	-7.5%
in % of rev.	30.6%	-0.9pt	30.9%	-1.0pt
France	3,469	-8.2%	7,130	-7.9%
in % of rev.	34.9%	-0.7pt	35.6%	-0.5pt
Spain	570	+14.7%	1,038	+9.2%
in % of rev.	28.0%	+3.7pt	25.6%	+2.0pt
Poland	485	-12.3%	972	-15.8%
in % of rev.	32.2%	-1.4pt	31.6%	-2.7pt
RoW	1,217	-5.7%	2,456	-7.8%
in % of rev.	31.1%	-1.5pt	31.5%	-2.5pt
Enterprise	516	-12.4%	1,033	-12.5%
in % of rev.	16.0%	-1.2pt	15.9%	-1.3pt
IC&SS	-23	na	19	na

Group

- cost reduction efforts accelerates in 2013, especially in France and Poland, containing the EBITDA margin contraction
- Spain positively contributes to EBITDA generation

France

- almost stable trend, with Opex efficiency offsetting mobile repricing (offers revamp in April) – margin erosion limited to -0.5pt after -2.0pts in 2012

Spain

- accelerating trend, achieved together with a strong commercial performance – EBITDA margin +2.0pts yoy

Poland

- improving trend, through Opex efficiency (-4.8% yoy cost decrease)

RoW

- improving trend, helped by the increased weighting of emerging markets

OBS

- stable trend, with ongoing repricing and migration of customers to IP-based services

Chrysalid drives the modernisation of the company processes and helps cost reduction

Chrysalid gross savings in €bn



2013 target
€1.8bn
0.5
1.2
2.0
3.0
2011
2012
2013
2014
2015

2 representative initiatives

decreased unitary cost of customer management in France and Spain



France
Spain
-8.7%
-5.1%
-15.4%
-16.9%
FY 2012
FY 2013
average cost per mobile customer
average cost per fixed BB customer
average cost per mobile customer
average cost per fixed BB customer

sites sharing : reduced operating costs per site with increased coverage



2015 target
35%
28%
34%
42%
2011
2012
2013

% of Group sites shared*



OFR 19%
OSP 66%
OPL 91%
RoE 26%
AMEA 34%

* RAN & infrastructure sharing

indirect cost reduction across nearly all costs lines

yoy indirect cost reduction
in €m



-346m€
18,428
-107
-102
-74
-30
21
-10
-43
18,083
2012
labor
general expenses
A&P
CRM sub-contracting
network
real estate
others
2013

- labour cost savings despite internalization of activities relating to distribution, customer management, network and IT
- general expenses decreased by -7% thanks to reduced consulting costs and more digital solutions
  - e-billing
  - telepresence
- advertising and promotion
  - synergies with Animals offers in Europe and pan-African campaigns in AMEA
  - mix improvement with more use of digital channels
- flat network costs
  - favourable price effect of RAN sharing and RAN renewal
  - while increasing coverage, traffic and number of sites

first decrease of labour expenses

FY Group labour expenses down €107m
in €m



-1,2%
+198
+81
-73
-99
-172
-8.873
-8.980
+279
FY 12 cb
volume
price effect & other **
FY 13
France
international

Group headcount* down 3.0% over 2013
(cumulative variation, in '000s)



France
Poland
Others
-1.0
-2.7
-4.7
-2.7
-2.1
-0.3
-5.1
Q1 13
Q2 13
Q3 13
Q413

- €107m reduction in labour expenses over 2013 (after a €147m increase in 2012***) helped by a significant volume effect of €279m and the €79m gain on employee tax offsets in France (CICE)
- headcount end of period down by -3.0% over 2013, with
  - France : -2.7k (-2.6%) to 102.1k
  - international : -2.4k (-3.6%) to 63.4k
- moderate impact of salary policies on labour costs per FTE
  - +2.1% in France
  - +3.9% outside of France

* active, end of period; ** o/w profit sharing; *** before EC decision and "forfait social" increase

FY 2013 CAPEX
sustained investment in VHBB to consolidate network leadership

in €m and in % (CAPEX / sales)


FY 12cb
(13.4%)
5,744
4G
233
FTTH / VDSL*
98
+331
other
-444
FY13
(13.7%)
5,631
submarine cables, real estate & other programs
completion of fixed broadband program in Poland
mobile access networks in some AMEA countries
RAN renewal completion in Spain, Belgium and Slovakia
IT, mainly in France & Poland

58% of group CAPEX allocated to networks (+4pts yoy)


network
3.127
3.261
IT
1.201
1.068
CPE's**
464
506
service platform
451
417
shop real estate & other
501
379
FY 12cb
FY 13

* of which >€0.5bn for FTTH /VDSL and 4G in France
** customer premises equipment

net income

increase in net income due to a lower level of impairments

in €m	2012 historical	2012 cb	2013 actual	
EBITDA restated		13,670	12,649	
restatements*		-1,381	-414	
EBITDA reported	12,495	12,289	12,235	
depreciation & amortization	-6,329	-6,239	-6,052	1
impairment of goodwill & assets	-1,841	-1,731	-636	2
share of profit (losses) of associates	-262	-258	-259	2
operating income	4,063	4,061	5,288	
financial result	-1,728		-1,750	3
tax	-1,231		-1,405	4
net income	1,104		2,133	
minority interests	284		260	
net income Group share	820		1,873	

1 termination of customer base amortization in Spain

2 impairment of goodwill in Belgium (€408m), in DRC (€89m) and Morocco (€148m)

3 improvement of financial result by €220m excl. the gain in 2012 on the revaluation of the fair value of the commitment to purchase Mobinil's minorities for €242m

4 favorable impact of deferred tax gain in 2012 thanks to senior part time in France

* see slide 45 for EBITDA restatements

cash flow statement

in €m	2012a	2013	
restated EBITDA* – CAPEX	7,967	7,019	
licences & spectrum	-1,255	-449	1
net interest expense cash out	-1,370	-1,566	2
income taxes cash out	-1,145	-3,287	3
change in WCR	-56	-110	
other operational items	-969	-344	4
dividends paid to owners of parent company	-3,632	-1,314	
dividends paid to non controlling interests	-583	-359	
purchase of own shares	-94	-24	
acquisitions and disposal	1,518	-27	5
other financial items	-36	280	
variation in net debt	345	-181	
net debt	-30,545	-30,726	
net debt/EBITDA**	2.17x	2.37x	
2005 tax litigation		2,146	
adjusted net debt/EBITDA** excluding tax litigation	2.17x	2.21x	6

1 mainly Romania (-€164m) and Belgium (€-135m)

2 2012 positively impacted by exceptional dividend received from EE (€450m vs €270m in 2013)

3 includes €2,146m tax litigation

4 2013 includes €299m of restructuring provision
2012 -€550m related to DPTG litigation settlement

5 includes the sale of Orange Austria, Etrali and the acquisition of the remaining shares of DailyMotion

6 tax litigation represents a +0.16x increase on the adjusted net debt/EBITDA ratio

* see slide 45 for EBITDA restatements
** calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV

net debt kept stable despite €2.1bn tax litigation

net debt evolution
(in €bn)


€-2.0 bn
30.5
-7.0
includes €270m EE dividends
+1.6
+1.1
mainly Romania & Belgium
+0.4
+0.5
0.5€ per share
+1.3
+0.4
-0.2
+28.6
+2.1
30.7
net debt end 2012
restated EBITDA-CAPEX
net financial expenses
taxes (excl. litigation)
spectrum & licences
working capital & other operational items
dividends to ORA shareholders
dividends to minorities
other financial items
net debt end 2013 excl. tax litigation
tax litigation 2005
net debt end 2013 incl. tax litigation

net debt/ EBITDA * ratio

2.17x	2.21x	2.37x

*calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV

debt

high liquidity combined with a smooth repayment profile

bonds*/bank loans/leases repayments end of 2013

in €bn



bonds
bank loans &others
4.6
3.9
2.7
2.5
2.8
2.3
3.0
2.6
3.2
2.9
17.0
16.0
2014
2015
2016
2017
2018
>2019

- high liquidity position of €12.3bn as of December 31, 2013 including €5.9bn in cash
- in addition opportunistic issuances early 2014 with attractive conditions (hybrid bonds of €2.8bn and USD1.6bn notes issued in January, 2014) providing further balance sheet robustness while lowering cost of debt
- best-in-class average maturity

debt structure

Moody's / S&P / Fitch ratings	Baa1 stab / BBB+ neg / BBB+ neg
% of net debt with fixed rate	100%
% of bond debt in €* (after derivatives)	92%
% of gross debt in bonds	87%
Av. weighted cost of debt in bonds**	
- end 2013	4.83%
- end 2012	5.25%

*excluding TDIRA **source Bloomberg

average maturity* and net debt evolution



47.8
42.0
38.0
35.9
32.5
31.8
30.9
30.5
30.7
6
7
7
8
7
9
9
9
9
05
06
07
08
09
10
11
12
13
average maturity of net debt in years
net debt end of year, in €bn

2.2

2013 business performance

FY 2013 France financials

EBITDA margin approaching stabilization thanks to cost reduction

in €m	4Q13	var in cb	FY 13	var in cb
revenues	4,954	-7.0%	20,018	-6.6%
excl. regulation		-6.2%		-4.8%
mobile services	1,980	-12.1%	8,348	-10.3%
mobile equipment	184	-1.4%	538	-3.7%
fixed services	2,654	-3.4%	10,613	-3.6%
other revenues	136	-0.2%	519	-6.9%
restated EBITDA*			7,130	-7.9%
restated EBITDA margin			35.6%	-0.5pt

- mobile ARPU at -11.5% yoy (-8% excl. reg.)
  - end of 2013, 85% contract customer base on a post-2011 offer
- fixed services revenues trend improvement
  - -2.9% excl. reg. vs. -3.6% ex reg in FY 12
  - ARPU decrease by -2.7% only due to convergence discount
- EBITDA margin at -0.5pt yoy (vs. -2.0pts in 2012)
  - direct costs decrease without impacting commercial performance
  - market mix adaptation with a value centric retention policy
  - indirect costs reduction driven by improvement of both customer and intervention processes

revenues
in €m



21,425
-395
excluding regulation
-630
-21
fixed services: -322m€
-417
-10
+105
-38
20,018
FY 12 cb
regulatory impacts
mobile service revenues
mobile equipment sales
narrowband
BB
wholesale
other
FY 13

restated EBITDA
in €m



7,739
-178
-1,012
+201
+61
+319
7,130
FY 12 cb
regulatory impacts
revenues ex. reg
commercial costs
other direct costs
indirect costs
FY 13

*see slide 45 for EBITDA restatements

FY 2013 Spain

growth in revenues with strong EBITDA improvement (+9.2%)

in €m	4Q13	var in cb	FY13	var in cb
revenues	992	-1.9%	4.052	+0.6%
excl. regulation		+2.7%		+4.4%
mobile services	651	-15.0%	2.843	-8.0%
mobile equipment	123	+205.3%	354	+112.5%
fixed services	215	+8.0%	842	+12.5%
other revenues	2	-58.7%	13	-33.1%
restated EBITDA*			1.038	+9.2%
restated EBITDA margin			25.6%	+2.0pt

- sustained commercial momentum …
  - strong Q4 mobile contract net adds (+152 k) pushed by 4G success
  - market leader in ADSL with highest ever Q4 net adds (98k)
  - #2 in FBB customers with FBB convergent penetration of 67% end of 4Q13 (vs. 38% end of 4Q12)
- … fueling FY13 total revenues growth
  - growth in fixed broadband and mobile handset sales offsetting fall in mobile service revenues
- … and significant YoY growth in EBITDA and EBITDA margin (+2.0 pts in cb)
  - commercial costs optimization and increasing efficiency

double digit growth in mobile contracts



mobile customers in 000s
+4,6%
11,839
12,377
prepaid
contract
32%
68%
28%
72%
+10,4%
FY12
FY13

record fixed broadband customer base growth driven by convergence



net adds in 000s
x2.6
+37
+40
+76
+83
+98
Q4 12
Q1 13
Q2 13
Q3 13
Q4 13



BB customers (in 000s) and share of convergent (in %)
+21,2%
1,396
1,693
38%
67%
4Q12
4Q13

*see slide 45 for EBITDA restatements

FY 2013 Poland

improving commercial momentum in mobile helps alleviate full year revenue erosion

in €m	4Q13	var in cb	FY13	var in cb
revenues	755	-9.4%	3,079	-8.6%
excl. regulation		-4.0%		-3.9%
mobile services	352	-11.2%	1,456	-10.8%
mobile equipment	10	+3.8%	35	+5.7%
fixed services	356	-6.6%	1,443	-8.1%
other revenues	37	-18.9%	145	+8.0%
restated EBITDA*			972	-15.8%
restated EBITDA margin			31.6%	-2.7pts

- commercial momentum continuously improving…
  - convergence strategy on track with +75k 4Q13 net adds in Open customers, adding to a 286k base
  - momentum building up in entry level SIMO offer, with +150k 4Q13 net adds in Nju.mobile, up to 353k customers
  - fixed voice line losses in 4Q13 down -31% YoY
- … helping to moderate FY revenue trend
- cost savings plan on track
  - 1.7k FTE applied for voluntary departure, in line with 2013 target
  - new agreement for 2.95k FTE voluntary departures over 2014-2015

convergence: momentum in open customers
in 000s and in % of mobile postpaid base



0.5%
1.0%
1.8%
3.0%
4.0%
33
72
125
211
286
Q4 12
Q1 13
Q2 13
Q3 13
Q4 13

mobile: acceleration in customer net adds
in 000s



total net adds
postpaid net adds
-9
-5
61
64
179
82
200
169
Q1 13
Q2 13
Q3 13
Q4 13

fixed lines: improvement in fixed voice line losses
in 000s



-31.1%
-90
-109
-96
-78
-62
Q4 12
Q1 13
Q2 13
Q3 13
Q4 13

headcount
FTE end of period



-9.1%
21,920
19,923
Q4 12
Q4 13

*see slide 45 for EBITDA restatements

FY 2013 Rest of the World

revenue growth in emerging markets offsetting difficulties in Europe

in €m	4Q13	var in cb	FY13	var in cb
total ROW revenues	1,971	-1.9%	7,792	-0.5%
excl. regulation		-0.8%		+1.3%
Africa & Middle East	1,044	+6.1%	4,060	+4.3%
European countries	795	-10.9%	3,195	-6.2%
other countries	138	-1.9%	554	+1.2%
restated EBITDA*			2,456	-7.8%
restated EBITDA margin			31,5%	-2.5pt

European and other countries

- in Q4, European revenues down -11%, with
  - Belgium at -19% excl. reg. due to significant market repricing and lower equipment sales
  - strong performance in Romania, at +4.9% excl. reg. (best since 2010) driven by strong growth in mobile data
- … over 2013, 5 of the 7 countries delivered positive revenue growth with data revenues +16% yoy
- Animals portfolio now launched across the European footprint

increase of mobile customer base contributing to growth in emerging markets



total AMEA
Senegal
Ivory Coast
Mali
Guinea
+4%
+7%
+5%
+3%
+11%
+13%
+13%
+26%
+45%
+75%
yoy revenue growth
mobile base growth

strong Orange Money customer base growth



customer base (in m)
% of mobile base**
15%
17%
18%
20%
21%
5,6
6,6
7,4
8,0
8,9
Q4 12
Q1 13
Q2 13
Q313
Q413

** customer base in countries where Orange Money was launched

*see slide 45 for EBITDA restatements

FY 2013 Enterprise

despite unfavorable macro-environment in 2013, revenue decrease slowdown in Q4 vs. Q3

in €m	Q4 13	var in cb	FY13	var in cb
total enterprise revenues	1,658	-4.5%	6,513	-5.3%
legacy networks	408	-12.7%	1,687	-13.3%
mature networks	678	-3.5%	2,730	-2.0%
growing networks	110	2.3%	413	3.5%
services	462	0.6%	1,684	-3.9%
restated EBITDA*			1,033	-12.5%
restated EBITDA margin			15.9%	-1.3pt

- ongoing pressure on prices in parallel with migrations to IP solutions
- IPVPN customer base continues to grow but pressure on revenues coming from contract renegotiations
- solid growth of IT services such as Cloud & Security, which are going to be further boosted by the acquisition of InovenAltenor and Atheos
- a sluggish market momentum negatively impacted the equipment resale
- FY EBITDA down €-148m as revenue shortfall (€-368m) significantly offset by cost decrease, transformation and increased international profitability

voice services

yoy access growth in France


XoIP
PSTN lines
+13,6%
+7,5%
-8,7%
-8,9%
2012
2013

data services

IPVPN accesses in France, yoy growth


+1,5%
+1,7%
2012
2013

IT services

FY 2013 yoy revenue growth


+7%
+14%
+23%
Video conferencing
Security
Cloud Services

*see slide 45 for EBITDA restatements

3

2014 outlook and conclusion

Stéphane Richard
Chairman and CEO

leveraging on sector transformation to fuel future revenue...

	trends		our levers to adapt
1	increasing penetration of SIMO and convergent offers	▶	adapted marketing segmentation to keep value leadership
2	increasing usage requiring more speed, everywhere	▶	sustained investments in Very High Speed networks and network quality new roaming offers
3	increasing need for services and digital experience	▶	innovation in services digitalisation of customer relationship
4	in-market consolidation	▶	network sharing selective M&A policy

… while continuing cost reduction efforts to reach EBITDA margin stabilization

% of revenues decline offset by Opex savings



100%
17%
23%
57%
-3%
8%
48%
2011
2012
2013
2014e
Group
France

targeting a stabilization in the Group's restated EBITDA margin for FY 2014



-1.1pt
-1.5pt
-1.6pt
-2.0pt
-0.5pt
-1.0pt
2011
2012
2013
2014e

> €250m indirect costs decrease in 2014

2014 guidance

2014 restated EBITDA*
€12.1bn - €12.6bn

stabilised EBITDA* margin rate

net debt / EBITDA** closer to 2x by year-end 2014 and

around 2x in the medium term

2014 dividend
€0.60

interim payment €0.20 in December 2014

selective M&A policy, focus on existing footprint

* restated EBITDA and before Orange Dominican Republic disposal from Q2 2014 – estimated impact of around €100m
** calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV

thank you

appendices

details on revenues

in €m	Q4 13 actual	Q4 13 % yoy cb	Q4 13 % yoy cb excl.reg	FY 13 actual	FY 13 % yoy cb	FY 13 % yoy cb excl.reg
Group revenues	**10,216**	**-5.1%**	**-3.8%**	**40,981**	**-4.5%**	**-2,6%**
France	4,954	-7.0%	-6.2%	20,018	-6.6%	-4,8%
mobile services	1,980	-12.1%	-11.0%	8,348	-10.3%	-7,0%
handset sales	184	-1.4%	-1.4%	538	-3.7%	-3.7%
fixed services	2,654	-3.4%	-2.9%	10,613	-3.6%	-2,9%
other	136	-0.6%	-0.6%	519	-6.9%	-6.9%
Spain	992	-1.9%	2.7 %	4,052	0.6%	4,4 %
mobile services	651	-15.0%	-9.7%	2,843	-8.0%	-3,6%
handset sales	123	205.3%	205.3%	354	112.5%	112.5%
fixed services	215	8.0 %	8.0 %	842	12.5%	12,5 %
other	2	-58.7%	-58.7%	13	-33.1%	-33.1%
Poland	755	-9.4%	-4.0%	3,079	-8.6%	-3,9%
mobile services	352	-11,2%	-2.2%	1,456	-10.8%	-2,6%
handset sales	10	3.8%	3.8%	35	5.7%	5.7%
fixed services	356	-6.6%	-4.1%	1,443	-8.1%	-6,4%
other	37	-18.9%	-18.9%	145	+8.0%	+8.0%
RoW	1,971	-1.9%	-0,8%	7,792	-0.5%	+1.3%
European countries	795	-10.9%	-9.2%	3,195	-6,2%	-2,8%
Africa & Middle-East	1,044	6.1 %	6.6%	4,060	4,3 %	4,7 %
other	138	-1.9%	-1.5%	554	1,2 %	1,7 %
Enterprise	1,658	-4.5%	-4.5%	6,513	-5.3%	-5,3%
IC&SS	428	3.5%	3.5 %	1,702	5.2%	5,2 %
eliminations	-542	-2.8%	-2.8%	2,175	-1.9%	-1,9%

quarterly Group EBITDA over 2013


-0.8 pt
31.2%
3,346
-441
+139
+71
-14
+23
30.4%
3,124
-€302m o/w -€88m regulatory effects
Q1 12 cb
revenues
interco costs
commercial & content costs **
labour Opex**
IT&N, property, G&A & other**
Q1 13


-1.3 pt
33.1%
3,597
-526
+104
+44
+48
+26
31.9%
3,293
-€422m o/w -€102m regulatory effects
Q2 12 cb
revenues
interco costs
commercial & content costs **
labour opex**
IT&N, property, G&A & other**
Q2 13


-1.0 pt
34.2%
3,618
-428
+112
+15
+42
+5
33.1%
3,366
-€316m o/w -€49m regulatory effects
Q3 12 cb
revenues
interco costs
commercial & content costs *
labour opex*
IT&N, property, G&A & other*
Q3 13


-0.8 pt
28.9%
3,109
-555
+94
+101
+31
+86
28.1%
2,867
-€460m o/w -€40m regulatory effects
Q4 12 cb
revenues
interco costs
commercial & content costs **
labour opex**
IT&N, property, G&A & other**
Q4 13

EBITDA restatements

in €m	2012 cb	2013 actual	
EBITDA restated	13,670	12,649	
restructuring		-299	
o/w optimization of the internal and external workforce		-78	1
contents		-87	2
distribution networks		-102	3
other		-32	4
litigations			
major litigations	27	-33	
labour related			
free share plan & other	-5		
senior part time	-1,287	-155	
other			
Orange Austria disposal		73	
OTMT indemnity	-116		
EBITDA reported	12,289	12,235	

1 mainly Poland and France

2 onerous contracts in France

3 optimization of network distribution in France and Belgium

4 optimization of real estate

orange

FY 2013 France mobile KPIs

strong mobile contract performance with1 million 4G customers

best contract net adds excl. M2M since 4th player launch with mix rebound towards premium offers (Origami + Open)



mobile contract net adds (excl. M2M)
retail market share
38.3%
37.6%
37.2%
37.3%
36.5%
35.8%
35.5%
35.3%*
-433
-33
+153
+133
-86
+170
+299
+316
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13
Q3 13
Q4 13

	Q4 12	Q4 13
premium** offers as % of contract mass market base	51%	57%
premium** offers as % of contract mass market sales	55%	63%

increasing value share in a contracting market



mobile market value
-16%
Other MNOs
Orange
56.2%
-0.4pts
55.8%
-0.8pts
55.0%
43.8%
+0.4pts
44.2%
+0.8pts
45.0%
9m 11
9m 12
9m 13

including wholesale and inter-operators revenues

*company estimates ** premium offers : Origami + Open

FY 2013 France fixed KPIs

fixed broadband dynamism confirmed with increasing share of fibre

FTTH net adds ramp-up, contributing to increasing VHBB share of conquest at 38%* in 2013



BB market share
41.9%
41.8%
41.6%
41.3%
41.0%
40.9%
40.8%
40%*
40.6%*
BB share of conquest
VHBB share of conquest
34%
20%
24%*



la fibre
FTTH customer base
FTTH net adds
+81%
108
12
123
16
144
21
176
32
206
30
239
33
273
34
319
45
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13
Q3 13
Q4 13

increasing Open penetration with favorable impact on both fixed and mobile churn

	Q4 12	Q4 13
share of Open in BB customer base	24%	34%
churn rate gap with mobile contract	-13pts	-10pts
churn rate gap with BB	-1pt	-3pts

PSTN line losses slowing down

variance of lines in 000s



FTTH
naked DSL & other
PSTN only
PSTN & ADSL
+234
+32
+202
Q4 12
-264
-165
-429
+226
+45
+180
Q4 13
-225
-163
-388
PSTN
-10%

*company estimates

EE: FY adj. EBITDA* margin improving to 24.3%, +1.1% underlying service revenue growth in Q4, c. 2m 4G subs

Q4 mobile service revenue grows 1.1% ex regulation, £m



-1.5%
+1.1%
-38
+57
-41
1,467
1,429
1,445
Q4/12
regulation
Q4/12 ex regulation
postpaid
prepaid
Q4/13

Solid postpaid net adds**



160k
236k
185k
313k
151k
150k
250k
201k
166k
216k
181k
194k
Q1/11 Q2/11 Q3/11 Q4/11 Q1/12 Q2/12 Q3/12 Q4/12 Q1/13 Q2/13 Q3/13 Q4/13

** excluding MVNOs and M2M

FY adj. EBITDA* margin improved to 24.3%, £'m



+10.1%
1 429
21.5%
-47
+151
+41
1 533
1 574
24.3%
FY/12
regulation
trading
cost savings
FY/13

Synergy target of £445m annual gross opex savings exceeded



£146m
£278m
£369m
£457m
£445m
2010
2011
2012
2013
Original 2014 target

* Adjusted EBITDA is EBITDA before Management and Brand Fees and Restructuring Costs.; restated to reflect line by line consolidation of MBNL accounts.